“Targeting Uranium and Gold”

NEWS RELEASE

JACLYN ZONE EXPANDED TO 750 METERS, ZONE REMAINS OPEN;
PARTNERS CONSIDER MINI BULK SAMPLE

Dated: March 1, 2007	TSX-V: CXX

Crosshair Exploration & Mining Corp. (TSX-V: CXX) (the “Company”) is pleased to announce drill results from the recently completed expansion drill program at the Golden Promise Project, located 35 kilometres west of Grand Falls – Windsor in central Newfoundland. The 14 hole, 3,073 meter program was successful in extending the main Jaclyn vein system to a current defined strike length of 750 meters, and to a depth of 225 meters. This represents an increased strike extension of 275 meters (or more than 50%) compared to the start of the program. The zone remains open.

Maps have been posted on the company website
http://www.crosshairexploration.com/s/NewsReleases.asp?ReportID=174477

Visible gold was noted in 10 of the 14 holes completed in this phase of drilling, which included some of the highest grades reported to date. Highlights of the results, including previously released Phase 2 holes, are summarized as follows:

GP06-62:	8.31 g/t gold over 1.20 metres,
including 21.50 g/t gold over 0.45 metres;
GP06-63:	5.58 g/t gold over 0.40 metres and 1.16 g/t gold over 0.40 metres and 3.02 g/t gold over 0.40 metres;
GP06-65:	20.65 g/t gold over 1.60 metres,
including 55.03 g/t gold over 0.60 metres;
GP06-66:	11.90 g/t gold over 1.05 metres,
including 21.87 g/t gold over 0.55 metres;
GP06-68:	4.74 g/t gold over 1.45 metres,
including 11.57 g/t gold over 0.55 metres;
GP07-70:	3.41 g/t Au over 1.85 meters,
including 7.29 g/t Au over 0.85 meters;
GP07-71:	1.33 g/t Au over 2.10 meters,
including 6.21 g/t Au over 0.40 meters;
GP07-74:	3.88 g/t Au over 1.35 meters,
including 5.16 g/t au over 0.45 meters;

The work completed to date has unveiled a significant gold bearing system at the main Jaclyn Zone. In addition, the expansion drilling focussed exclusively on the main Jaclyn Zone and did not address any other targets on the property such as the Jaclyn North vein system, which lies parallel to and 250 meters northwest of the main Jaclyn Zone. At Jaclyn North, which remains open in all directions, 4 of 6 holes completed to date intersected visible gold bearing quartz veins, including GP06-51 which intersected 1.70 meters grading 5.24 g/t Au. Given its potentially high grade nature and its close proximity to the main Jaclyn Zone, the Jaclyn North system could prove to be an extremely important component of the Golden

Promise project and will be addressed with additional drilling in the future. Numerous additional geochemical and geological targets on the property remain untested, suggesting that multiple vein systems could occur elsewhere on the property.

Bulk Sample

Exploration at Golden Promise has now progressed to the stage where the Company and partner Paragon Minerals are considering the extraction of a surface mini bulk sample from the main Jaclyn Zone. A bulk sample will test the intra-hole continuity of the mineralized vein system and assist in ascertaining grade continuity, given the nugget effect common in this style of mineralization (in several instances, core with visible gold reported weaker than expected assays).

In advance of the planned spin out of its Newfoundland gold and base metal assets, the Company plans to commission a NI 43-101 document covering the Golden Promise (gold) and Victoria Lake (zinc/copper/silver/gold) properties.

About Crosshair

Crosshair is an aggressive uranium and gold exploration and development Company with select projects in Newfoundland and Labrador. The Company has developed into a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador. The 685 sq km Moran Lake Uranium / IOCG Project is host to potentially three significant types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone (“Michelin”) and unconformity types of mineralization. In addition, through option agreements with Paragon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising early stage high grade gold property at South Golden Promise and Golden Promise.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

“Mark J Morabito”

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T:	604-681-8030
F:	604-681-8039
E:	greg@crosshairexploration.com: or dan@crosshairexploration.com
www.crosshairexploration.com

The Golden Promise Project is being explored under the terms of an option agreement between the Company and Paragon Minerals Corporation. Work is being carried out by David Mullen, Consulting Geologist to Paragon and supervised by Qualified Person David Copeland, M.Sc., P.Geo. All drill holes were NQ size. Core samples were cut in half on site and half of each sample interval was shipped to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis. Gold assays were carried out by metallic screen fire assay method and 1 A.T. fire assay. Blanks and gold standards were inserted into the sample stream once every 20 samples. Sample batches were reanalyzed if any aberrations in the data were observed. Check assays for GP06-69 to GP06-75 are pending.

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